Contact

www.linkedin.com/in/paloma-campo-81071815 (LinkedIn)
www.palomacampo.com (Personal)

Top Skills

Art Direction
Graphic Design
User Experience

Paloma Campo

Visual Designer at IBM
New York, New York, United States

Summary

I'm an illustrator, artist, graphics, and web designer focused on creating smart, provocative, and conceptual work for brands, including editorial illustrations, for print and online visual communications. I live at the junction of beauty and intellectual purity to craft experiences that go beyond a simple composition.

Expertise includes Product Innovation, Wireframes, Hand-Drawn Traditional, and Digital Illustrations, E-commerce Websites, Graphic Design, Conceptualization of ideas, Responsive Design, Mobile & Tablet Apps, User Experience, Prototyping, Brand Management & Rebranding, Marketing Initiatives - video, digital, events, print, social media photography & design, handcrafted lifestyle designs among others.

Experience

IBM
Visual Designer
July 2019 - Present (4 years 10 months)
New York, NY

Viacom
Creative Consultant at Viacom
2019 - Present (5 years)
New York, NY

FreshDirect
Senior Designer in Brand Marketing
March 2014 - Present (10 years 2 months)
Long Island City, New York

*Developed all promotional materials for FreshDirect's
“Month of Love” marketing campaign.
*Designed seasonal bi-weekly landing pages and all collateral materials.

*Lead illustrator, artist, graphic and web design on FreshDirect's annual April Fool's campaign.
*Created hand-painted murals and illustrations throughout FreshDirect's meeting rooms and interior spaces.
*Designed FreshDirect's most current shoppable homepage.

Chef Frank Maldonado
Web Designer/Developer, E-commerce, Social Media, Graphics, Illustration, Branding
March 2009 - Present (15 years 2 months)
NY,NY

*Designed and implemented a 7+ restaurant brand identity system for Chef Frank Maldonado. Including logos, menu, web, social and collateral.
*Helped to ideate, design and launch his own brand of meals
and baked goods and other food-related products.

Hippity Popcorn
Creative
August 2017 - Present (6 years 9 months)
New York,NY

*Created Hippity Popcorn Brand identity system and developed all marketing materials for launch including; emails, social and website.
*Illustrated and designed the Hippity apparel line.
*Illustrated and designed Hippity packaging.

NBC/Universal
Interactive Designer
September 2009 - 2014 (5 years)
New York, NY

*Ideated and developed interactive sponsorship campaigns and mini-games throughout the site.
*Introduced hand-drawn illustrations, logo take-overs and flash animations to homepage iVillage's verticals.
*Launched iVillage 2.0 website. Collaborated on design and execution. The new website was entirely accomplished and structured by our team of 4 designers.

eye2eye Digital
Web designer
January 2007 - August 2009 (2 years 8 months)

Education

School of Visual Arts

Masters in Computer Art, Technology · (2002 - 2004)

Universidad de Puerto Rico

Bachelor of Fine Arts - BFA, Graphics, Fine Arts · (1996 - 2001)